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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        XM Satellite Radio Holdings Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  983759 10 1
                                 (CUSIP Number)

           Randy S. Segal, Senior Vice President and General Counsel
        Motient Corporation, 10802 Parkridge Boulevard, Reston, VA 20191
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 8, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  983759 10 1                              13D Amendment No. 2 - Page 2
--------------------------------------------------------------------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Motient Corporation
           93-0976127
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e):             |_|

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                           7            SOLE VOTING POWER:       16,757,262
        NUMBER OF
          SHARES        --------------------------------------------------------
       BENEFICIALLY
         OWNED BY          8            SHARED VOTING POWER:              0
           EACH
        REPORTING       --------------------------------------------------------
          PERSON
           WITH            9            SOLE DISPOSITIVE POWER:  16,757,262

                        --------------------------------------------------------

                          10            SHARED DISPOSITIVE POWER:         0
                        --------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           16,757,262
--------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.3%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF TEH SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             AMENDED SCHEDULE 13D1


Item 5.         Interest in Securities of the Issuer


Item 5 is amended and restated in its entirety as follows:

Based on information provided to Motient by the Issuer (the "Available Data"), there were 32,312,358 shares of Class A common stock, per value $0.1 per share (the "Class A Stock") of the Issuer outstanding on August 8, 2000.

As of August 8, 2000, Motient beneficially owned 200,000 shares of Class A Stock, which represents approximately 0.62% of the Class A Stock outstanding. Subject to the restrictions and agreements described in Item 4 above, Motient has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares.

Motient also beneficially owns 16,557,262 shares of Class B common stock, par value $.01 per share (the "Class B Stock") of the Issuer. The Issuer's Class B Stock is convertible into Class A Stock on a one-for-one basis. Class B Stock is entitled to three votes for each share, and Class A Stock is entitled to one vote per share. Because the Class B Stock is currently convertible into Class A Stock, under Rule 13d-3 under the Exchange Act, Motient is deemed to beneficially own the shares of Class A Stock that can be acquired upon conversion of the Class B Stock. Subject to the restrictions and agreements described in Item 4 above, Motient has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares.

On a fully converted basis, as of the date of this Statement, Motient is deemed to beneficially own an aggregate of 16,757,262 shares of Class A Stock, which represents approximately 34.3% of the Issuer's Class A Stock outstanding after issuance of the 16,557,262 shares of Class A Stock upon conversion of the Class B Stock owned by Motient.


As described above in Item 4, all of the shares of Class B Stock owned by Motient, and all of the 200,000 shares of Class A Stock owned by Motient, are pledged to Motient's bank lenders and guarantors, to secure Motient's obligations under its term and revolving credit facilities.
----------
1 Amending the Amended and Restated Schedule 13D dated October 18, 1999

To the best knowledge of Motient, only the following executive officers and directors of Motient beneficially own shares of Class A Stock of the Issuer:

         Dennis W. Matheson                                    700 shares
         Billy J. Parrott                                    6,000 shares
         Gary M. Parsons                                   190,258 shares
         Walter V. Purnell, Jr.                             10,000 shares
         Andrew A. Quartner                                 15,000 shares
         Randy S. Segal                                     26,757 shares
         Jack A. Shaw                                       26,757 shares
         W. Bartlett Snell                                     665 shares


In each case, the number of shares of Class A Stock owned by the persons listed above constitutes less than 1% of the outstanding Class A Stock of the Issuer. Of the shares set forth above, all such shares are beneficially owned directly or indirectly by the persons named, except that all of the shares indicated for each of Ms. Segal and Mr. Shaw, and 160,542 of the shares indicated for Mr. Parsons, represent shares of Class A Stock which such persons have the right to acquire pursuant to options which are exercisable currently, 10,000 of the shares of Class A Stock indicated for Mr. Parsons are owned by his wife and for which Mr. Parsons disclaims beneficial ownership, and 45 of the shares of Class A Stock indicated for Mr. Snell are held in trust for the benefit of Mr. Snell's child and for which Mr. Snell disclaims beneficial ownership. In addition, the shares indicated for Mr. Parsons do not include 5,393 shares held in trust for which Mr. Parson's wife is trustee and for which Mr. Parsons disclaims beneficial ownership. Except as set forth above, to the best knowledge of Motient, no executive officer or director of Motient beneficially owns any shares of Class A Stock of the Issuer or has the right to acquire such shares. Motient expressly disclaims beneficial ownership of the shares of Class A Stock shown as owned by the persons identified in the above table.


Motient  may  be  deemed  to  be a  part  of a  group  (within  the  meaning  of
Section 13(d) of the Exchange Act) that is composed of the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Motient Corporation ("Motient");
(5) Telcom-XM Investors, L.L.C. ("Telcom"); (6) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (7) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (8) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P.
("Columbia Capital Equity")and Columbia XM Satellite Partners III, LLC ("Columbia XM Satellite and together with Columbia XM Radio and Columbia Capital Equity, "Columbia"); (9) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); and (10) American Honda Motor Co., Inc. ("Honda"). Motient expressly disclaims beneficial ownership of the shares of Class A Stock of the Issuer held by the other members of the group, and the filing of this Statement by Motient shall not be construed as an admission by Motient that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by the other members of the group.

Based solely upon the Available Data, Motient believes that, as of August 8, 2000, the members of the group beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on August 8, 2000 set forth in the table. The Issuer's Series A convertible preferred stock is convertible into Class A Stock on a one-for-one basis. The Issuer's Series C Preferred Stock is convertible into shares of Class A Stock at the current conversion price of $26.50.


Name of Beneficial Owner          Number of Shares                Percentage

Motient                              16,757,262                      34.3%
General Motors                       11,861,221                      27.0%
Clear Channel                         8,329,877                      25.8%
DIRECTV                               6,307,969                      16.4%
Madison Dearborn                      4,663,418                      14.4%
Columbia                              3,531,343                      10.9%
Telcom                                2,661,211                       8.2%
AEA                                   2,264,151                       7.0%
Baron                                 2,253,314                       7.0%
Honda                                 1,886,792                       5.8%


Except for the transactions reported in this Statement, Motient has not engaged in any other transactions in the Issuer's Class A Stock within the past 60 days.

Motient has reported the following transactions: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"), (3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of Class B Stock and as a result, Motient owned 125 shares of Class B Stock of the Issuer, which constituted 100% of the outstanding Class B Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by Motient in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Stock and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Issuer's Class A Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, Motient believes that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, dated June 13, 2000, and on the Available Data, Motient believes that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, Motient believes that: (1) on October 8, 1999, Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Telcom acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, Motient believes that: (1) on October 8, 1999 Columbia acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999 Columbia acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, (3) on August 8, 2000, Columbia XM Radio acquired 4,500 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, (4) on August 8, 2000, Columbia XM Satellite acquired 8,203.313 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (5) on August 8, 2000, Columbia Capita Equity acquired 7,296.687 acquired shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, Motient believes that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock and (3) on August 8, 2000, M-D Capital Partners acquired
48,914 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, Motient believes that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share and (2) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, Motient believes that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, Motient believes that: (1) on August 8, 2000, AEA XM Investors I LLC acquired 6,869 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and
(2) on August 8, 2000, AEA XM Investors II LLC acquired 53,131 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, Motient believes that on August 8, 2000, Honda acquired 50,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, Motient believes that: (1) on January 17, 2000, Baron Asset Fund acquired 1,314,914 shares of the Issuer's Class A Stock from Motient pursuant to the terms of a note issued by Motient to Baron Asset Fund, (2) on August 8, 2000, Baron Asset Fund acquired 31,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, (3) on August 8, 2000, Baron iOpportunity Fund acquired 2,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (4) on August 8, 2000, Baron Capital Asset Fund acquired 2,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

Motient is not aware of any other transactions in shares of Class A Stock of the Issuer that were effected within the past 60 days by any of General Motors, DIRECTV, Clear Channel, Columbia, Telcom, Madison Dearborn, AEA, Honda or Baron.

Motient does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by Motient.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Shareholders' Agreement

Set forth below is a description of certain material provisions of the Shareholders' Agreement:

Governance Provisions. The Issuer's board of directors consists of eleven members, one of whom is selected by Telcom, one of whom is selected by General Motors or DIRECTV, one of whom is selected by Clear Channel, one of whom is selected by AEA Investors, five of whom are selected by Motient, and two independent directors, one of whom must be approved by Motient, and one of whom must be approved by a majority of the other parties to the Shareholders' Agreement. Following receipt of approval of the FCC to transfer control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors will consist of ten members, one of whom will be selected by Telcom, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by AEA Investors, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

Conversion of Class B Stock to Class A Stock. The Class B Stock owned by Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by Motient. This conversion will not be effected, however, if the FCC does not approve the transfer of control of the Issuer from Motient to a diffuse group of shareholders.

Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

Restrictions on Transfer of Securities. As described in Item 4 above, except for affiliated transactions, Motient may not transfer any of its Class A Stock or Class B Stock until the earlier of the date on which the Issuer begins commercial operations, or October 8, 2000. Shares of Class B Stock are transferable only upon conversion into shares of Class A Stock.

Registratiion Rights Agreement

In addition to the contracts and agreements described above and in Item 4 above, Motient has certain registration rights with respect to the Securities, pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"), by and among the Issuer, Motient and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. The Series C investors receive their demand right beginning on August 9, 2000. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

Item 7.  Material to be Filed as Exhibits

Exhibit 1. Amended and Restated Shareholders' Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

Exhibit 2.  Amended and  Restated  Registration  Rights  Agreement,  dated as of
August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).


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                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                MOTIENT CORPORATION




                                By: /s/ Randy S. Segal
                                    -------------------------
                                Name:    Randy S. Segal
                                Title:   Senior Vice President and
                                             General Counsel

Date:    August 18, 2000

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